EXTRACT OF SIDE LETTER TO THE NOTE PURCHASE AGREEMENT

Below is an extract of a Side Letter to the Note Purchase Agreement dated 15 February 2023 and entered into among Atento Luxco 1 (the “Company”) and Aquiline Credit Opportunities Fund L.P., Intrepid Income Fund, Intrepid Capital Fund and GLG Partners Limited (acting in its capacity as general partner of GLG Partners LP, acting in its capacity as investment manager or sub-investment manager of certain funds) (the “New Note Purchasers”).

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2.       Make-Whole Premium

(a)	The Company will pay or will cause to be paid, on the date of any prepayment, redemption, other repayment, acceleration in accordance with Condition 14.6 (Acceleration) (including, without limitation, automatic acceleration upon operation of law upon the occurrence of a bankruptcy or insolvency event), or satisfaction or release by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means, in any case (each, a “Make Whole Event”), of principal in respect of any Note, whensoever the same may occur (and including for the avoidance of doubt any Delayed Draw Note) (each, a "Make Whole Date"), to each New Note Purchaser in accordance with its pro rata share of the Notes which are subject to such Make Whole Event (to the extent the holder of record of Notes which are subject to such Make Whole Event) a fee in an amount (calculated by the New Note Purchasers, which amount shall be conclusive absent manifest error) equal to the excess (to the extent positive) of:
(i)	the present value on the Make Whole Date of (x) 100 per cent. of the principal amount of Notes of each New Note Purchaser that are subject to such Make Whole Event plus (y) all required and scheduled interest payments that would otherwise have accrued or been due on the principal amount so prepaid or redeemed from (and including) the Make Whole Date to (and including) the date falling 18 months after the Initial Issue Date, computed upon the date of such Make Whole Event using a discount rate equal to the Adjusted Treasury Rate plus 50 basis points; over
(ii)	the principal amount of Notes of that New Note Purchaser that are subject to such Make Whole Event

(the "Make Whole Premium").

(b)	It is understood and agreed that the Make Whole Premium applicable at the time of a Make Whole Event, as applicable, shall constitute part of the Notes, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each New Note Purchaser’s lost profits as a result thereof. Any Make Whole Premium payable under the terms of this letter shall be presumed to be the liquidated damages sustained by each New Note Purchaser as the result of the early termination, and the Company, on behalf of itself and each other Obligor, agrees that it is reasonable under the circumstances currently existing. THE COMPANY (ON BEHALF OF ITSELF AND EACH OTHER OBLIGOR) EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING APPLICABLE PREMIUM IN CONNECTION WITH SUCH PREPAYMENT OR ACCELERATION. The Company, on behalf itself and each other Obligor, expressly agrees (to the fullest extent that it may lawfully do so) that: (A) the Make Whole Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Make Whole Premium shall be payable notwithstanding the then-prevailing market rates at the time payment is made; (C) there has been a course of conduct between the New Note Purchasers and the Company (and the other Obligors) giving specific consideration in this transaction for such agreement to pay the Make Whole Premium; and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay the Make Whole Premium to the New Note Purchasers as herein described is a material inducement to the New Note Purchasers to provide the commitments in respect of the Delayed Draw Notes and purchase the Initial Notes on the date hereof.

(c)	The Make Whole Premium payable to any New Note Purchaser shall be reduced by the amount of any Applicable Premium or similar prepayment fee or premium paid or to be paid by the Company (or on its behalf) to that New Note Purchaser in connection with that Make Whole Event.
(d)	For the purpose of this Clause 2:

"Adjusted Treasury Rate" means, with respect to any Make Whole Date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the date falling 18 months after the Initial Issue Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined by the New Note Purchasers in their sole discretion and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Make Whole Date, in each case calculated on the third Business Day immediately preceding such Make Whole Date.

"Comparable Treasury Issue" means the U.S. Treasury security having a maturity comparable to the date falling 18 months after the Initial Issue Date that would be utilised, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities with a maturity comparable to the date falling 18 months after the Initial Issue Date.

"Comparable Treasury Price" means with respect to any Make Whole Date, if paragraph (2) of the definition of "Adjusted Treasury Rate" is applicable, the average of three (or such lesser number as obtained by the Issuer) Reference Treasury Dealer Quotations for such Make Whole Date.

“Reference Treasury Dealer” means each of any three investment banks of recognized standing that is a primary U.S. Government securities dealer in The City of New York, selected by the New Note Purchasers in good faith.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Make Whole Date, the average as determined by the New Note Purchasers in good faith, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Make Whole Date.

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8.	Miscellaneous
(a)	Except as otherwise expressly provided in this letter, the terms of this letter may be enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded. Notwithstanding any term of this letter, no consent of a third party is required for any termination or amendment of this letter.
(b)	Each New Note Purchaser may allocate, assign, novate, or otherwise transfer or sub-participate any of its rights and/or obligations under Clause 2 of this letter to any of its affiliates or any fund, investment vehicle or other entity managed by it, or any affiliate, depositary or nominee of or for any of the foregoing (and those transferees may allocate, assign, novate, or otherwise transfer or sub-participate any such rights and/or obligations as between themselves) in the same manner as set forth in Condition 15 (Changes to the Note Purchasers).
(c)	The terms of this letter shall severally terminate with respect to any New Note Purchaser at such time as that New Note Purchaser ceases to be the holder of record of any Notes (save to the extent it has allocated, assigned, novated or transferred its rights under Clause 2 of this letter in accordance with paragraph (b) above, and in such case only those rights shall survive), but only with respect to such New Note Purchaser, and on and from such time the Company shall be under no further obligations towards that New Note Purchaser under this letter, and the defined term “New Note Purchasers” as used herein, shall be construed as including only those New Note Purchasers that are holders of record of Notes and (where applicable) such transferees of rights under Clause 2 of this letter.

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This letter and any non-contractual obligations arising out of or in connection with it are governed by English law. The provisions of Condition 30.1 (Jurisdiction of English courts) and Condition 30.2 (Service of process) of the Conditions shall apply to this letter as if set out herein in full mutatis mutandis.